Exhibit 99.4

News Release

SouFun Announces Third Quarter 2014 Results

BEIJING, China, November 6, 2014– SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

■	Revenue in the third quarter of 2014 was $190.5 million, a 3.0% increase from the corresponding period in 2013.

■	Operating income in the third quarter of 2014 was $70.7 million, a 36.1% decrease from the corresponding period in 2013. Non-GAAP operating income in the third quarter of 2014 was $72.2 million, a 35.8% decrease from the corresponding period in 2013.

■	Net income attributable to SouFun’s shareholders was $61.0 million, representing a year-over-year decrease of 40.6%. Fully diluted earnings per ADS were $0.14;a 41.7% decrease from the corresponding period in 2013. Non-GAAP net income attributable to SouFun’s shareholders was $69.7 million, representing a year-over-year decrease of 27.8%. Non-GAAP fully diluted earnings per ADS were $0.16, a 30.4% decrease from the corresponding period in 2013.

"SouFun experienced a tough quarter as a result of market change and the company’s transformation," said Vincent Mo, Executive Chairman and CEO of SouFun. "Expanding from a pure information platform to broader transaction and financial platforms is a big challenge. However, good signs from our two new platforms are very encouraging and we are determined to carry on the transformation even though this will impact our financial performance in the short term, because we believe eventually and together, our information, transaction and financial platforms, will make SouFun a greater company."

Third Quarter 2014 Results

Revenues

SouFun reported total revenue of $190.5 million in the third quarter of 2014, representing an increase of 3.0% from the corresponding period in 2013. The slow growth is primarily due to the decrease in listing services and marketing services.

Revenue from marketing services was $81.0 million in the third quarter of 2014, a decrease of 6.4% from $86.5 million in the corresponding period in 2013, due to more advertising clients using the e-commerce services versus the marketing services as a result of a difficult real estate market.

Revenue from e-commerce services was $67.6 million in the third quarter of 2014, a 36.0% increase from $49.7 million in the same period in 2013, primarily due to the attractiveness of the new transaction platform to our clients.

Revenue from listing services was $36.7 million in the third quarter of 2014, a decrease of 20.8% from $46.3 million for the corresponding period in 2013, primarily due to discounts which the Company offered to the agency clients since the end of June.

Revenue from other value-added services was $5.3 million in the third quarter of 2014, an increase of 107.8% from $2.6 million in the corresponding period in 2013, primarily due to the recently introduced new internet financial services.

Cost of Revenue

Cost of revenue was $48.8 million in the third quarter of 2014, an increase of 71.1% from $28.5 million in the corresponding period in 2013. The increase in cost of revenue was mainly driven by new e-commerce model, increased staff cost, as well as an increase in taxes and surcharges.

Gross margin was 74.4% in the third quarter of 2014, compared to 84.6% in the corresponding period in 2013.

Operating Expenses

Operating expenses were $71.2 million in the third quarter of 2014, an increase of 54.3% from $46.2 million for the corresponding period in 2013.

Selling expenses were $41.0 million in the third quarter of 2014, an increase of 61.4% from $25.4 million in the corresponding period in 2013, primarily due to the new e-commerce model, increased advertising and promotional expenses and staff cost.

General and administrative expenses were $30.2 million in the third quarter of 2014, an increase of 45.5% from $20.7 million in the corresponding period in 2013, primarily due to increased staff cost.

Operating Income

Operating income was $70.7 million in the third quarter of 2014, a decrease of 36.1% from $110.6 million in the corresponding period in 2013, due to slow growth in revenue and faster increase of expenses.

Income Tax Expenses

Income tax expense was $18.9 million in the third quarter of 2014, a 33.5% increase compared to $14.2 million for the corresponding period in 2013. Income tax in 2013 benefited from a one-time benefit of $15.1 million resulting from a lower dividend-related withholding tax rate for certain subsidiaries.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $61.0 million in the third quarter of 2014, a 40.6% decrease from $102.7 million in the corresponding period in 2013. Fully diluted earnings per ADS were $0.14 in the third quarter of 2014, a decrease of 41.7% from $0.24 in the corresponding period in 2013.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $78.3 million in the third quarter of 2014, a decrease of 33.4% as compared to $117.6 million in the corresponding period in 2013.

Cash

As of September 30, 2014, SouFun had cash, cash equivalents, and short-term investments of $896.9 million, compared to $927.3 million as of June 30, 2014. Cash flow from operating activities was $53.1 million in the third quarter of 2014, a 57.9% decrease from $126.3 million in the same period in 2013, due to less advance payments and increased account receivables.

Business Outlook

SouFun adjusts its revenue guidance for 2014 from between $727.0 million and $739.0 million, or a year-over-year increase of between 14% and 16%, to between $675.0 million and $688.0 million, or a year-over-year increase of between 6% and 8%. SouFun is adjusting its revenue guidance for 2014 in light of the slowdown in the real estate market in China, our reduction in fees we charge for listing services, and longer time for new businesses to contribute significantly to revenue growth. This forecast reflects SouFun's current and preliminary view, which is subject to change and may not reflect actual results.

Conference Call Information

SouFun's management team will host a conference call on the same day at 8:00 AM U.S. EST (9:00 PM Beijing / Hong Kong time). The dial-in details for the live conference call are:

The dial-in details for the live conference call are:

International Toll:	+65 6723-9381
Local Toll:
United States	+1 866-519-4004/+1 845-675-0437
Hong Kong	+852 800-930-346/+852 2475-0994
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 PM U.S. EDT on May 7 through 11:59 PM May 14, 2014. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID number:	2778 4540

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.fang.com.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2014. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China's real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 330 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Statements that are not historical facts, including statements about SouFun's beliefs and expectations, including but not limited to revenue guidance, growth prospects and the introduction and success of new products and services and new lines of business, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of the slowdown in the PRC real estate market on SouFun and the impact on revenues of our existing and new service fees reductions, the ability of SouFun to retain real estate listing agencies as customers during challenging economic periods, the success of SouFun's new business initiatives, the ability of SouFun to manage its operating expenses,  the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in SouFun's annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) operating income, (2) net income, (3) basic and diluted earnings per ordinary share and ADS and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, as well as realized gain on available-for-sale security for the three months ended June 30, 2013, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

Phone: +86-10-5631-8661

Email: leihua@soufun.com

Ms.Yiwen Zhang
Investor Relations Manager
Phone: +86-10-5631 8659
E-mail: zhangyiwen@soufun.com

SouFun Holdings Limited

Condensed Consolidated Balance Sheet

( in U.S. dollars in thousands )

ASSETS	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	386,244	581,010
Restricted cash, current	97,455	255,917
Short-term investments	510,650	10,138
Accounts receivable, net	54,533	44,541
Funds receivable	43,865	37,124
Prepayment and other current assets	27,850	31,758
Loan receivable	36,504
Deferred tax assets, current	3,518	3,165
Total current assets	1,160,619	963,653
Non-current assets:
Property and equipment, net	217,167	221,442
Restricted cash, non-current	108,899	257,499
Deferred tax assets, non current	1,243	1,728
Deposit for non-current assets	86,044	38,140
Long-term investments	59,269	-
Other non-current assets	18,843	22,627
Total non-current assets	491,465	541,436
Total assets	1,652,084	1,505,089
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	80,750	90,000
Deferred revenue	121,780	115,043
Accrued expenses and other liabilities	195,626	143,292
Income tax payable	26,039	43,688
Customers’ refundable fees	75,653	53,066
Amounts due to a related party	1,499	537
Total current liabilities	501,347	445,626
Non-current liabilities:
Long-term loans	100,000	180,750
Convertible senior notes	400,000	350,000
Deferred tax liabilities, non-current	103,793	84,767
Other non-current liabilities	384	479
Total non-current liabilities	604,177	615,996
Total Liabilities	1,105,524	1,061,622
Shareholders' equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 57,568,424 shares and 57,440,895 shares issued and outstanding as at March 31, 2014 and December 31, 2013, respectively	7,496	7,376
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at March 31, 2014 and December 31, 2013 , respectively	3,124	3,124
Additional paid-in capital	99,287	89,071
Accumulated other comprehensive income	47,803	43,381
Retained earnings	388,850	300,515
Total SouFun Holdings Limited shareholders' equity	546,560	443,467
Noncontrolling interests	-	-
Total shareholders’ equity	546,559	443,467
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,652,084	1,505,089

  SouFun Holdings Limited

  Condensed Consolidated Statements of Comprehensive Income

   ( in thousands of U.S. dollars, except share data and per share data )

    Three months ended

	September 30,	September 30,
	2014	2013
	(Unaudited)	(Unaudited)
Revenues:
Marketing services	80,971	86,485
E-commerce services	67,567	49,694
Listing services	36,678	46,311
Other value-added services	5,316	2,558
Total revenues	190,532	185,048

Cost of Revenues:
Cost of services	(48,831)	(28,532)
Total Cost of Revenues	(48,831)	(28,532)

Gross Profit	141,701	156,516

Operating expenses and income:
Selling expenses	(41,021)	(25,415)
General and administrative expenses	(30,175)	(20,739)
Other income	180	274
Operating Income	70,685	110,636

Foreign exchange loss	3	-
Interest income	10,071	7,532
Interest expense	(4,060)	(3,632)
Government grants	3,234	2,391
Gain on bargain purchase
Income before income taxes and noncontrolling interests	79,934	116,927
Income tax expenses
Income tax expense	(18,941)	(14,186)
Net income	60,992	102,741
Net income attributable to noncontrolling interests	-	1
Net income attributable to SouFun Holdings Limited shareholders	60,992	102,740
Other comprehensive income, net of tax
Foreign currency translation adjustments	(2,391)	3,528
Unrealized gain on available-for-sale security	12,562
Total other comprehensive income, net of tax	10,171	3,528
Comprehensive income	71,163	106,269
Earnings per share for Class A and Class B ordinary shares
Basic	0.74	1.31
Diluted	0.68	1.22

Earnings per ADS
Basic	0.15	0.26
Diluted	0.14	0.24
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	82,258,420	78,217,258
Diluted	93,396,601	84,240,621
Weighted average number of ADSs outstanding:
Basic	411,292,102	391,086,290
Diluted	466,983,005	421,203,105

SouFun Holdings Limited

        Reconciliation of GAAP and Non-GAAP Results

  ( in thousands of U.S. dollars, except share data and per share data)

    Three months ended

	Three months ended
	September 30,	September 30,
	2014	2013
GAAP income from operations	70,685	110,636
Share-based compensation expense	1,478	1,711
Non-GAAP income from operations	72,163	112,347

GAAP net income	60,992	102,741
One-off tax benefit	-	(15,101)
Withholding tax related to dividends	7,250	7,224
Share-based compensation expense	1,478	1,711
Non-GAAP net income	69,720	96,575

Net Income attributable to SouFun Holdings Limited shareholders	60,992	102,740
One-off tax benefit	-	(15,101)
Withholding tax related to dividends	7,250	7,224
Share-based compensation expense	1,478	1,711
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	69,720	96,574

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.74	1.31
Diluted	0.68	1.22
GAAP earnings per share ADS:
Basic	0.15	0.26
Diluted	0.14	0.24
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.85	1.23
Diluted	0.78	1.15
Non-GAAP earnings per ADS shares:
Basic	0.17	0.25
Diluted	0.16	0.23
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	82,258,420	78,217,258
Diluted	93,396,601	84,240,621
Weighted average number of ADSs outstanding:
Basic	411,292,102	391,086,290
Diluted	466,983,005	421,203,105

SouFun Holdings Limited

Reconciliation of Non-GAAP EBITDA

  ( in thousands of U.S. dollars)

	Three months ended
	September 30, 2014	September 30, 2013

Non-GAAP Net income	69,720	96,575
Add back:
Interest expense	4,060	3,632
Income tax expenses	11,691	22,063
Depreciation expenses	2,881	2,817
Subtract:
Interest income	(10,071)	(7,532)
Adjusted EBITDA	78,281	117,555